UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

GRUPO BANCOLOMBIA ANNOUNCES AGREEMENT FOR THE ACQUISITION OF CONTROL OF BANCO AGROMERCANTIL OF GUATEMALA – BAM AND SUBSIDIARIES

Medellin, Colombia, September 11, 2015

Bancolombia announces that its subsidiary, Bancolombia Panama S.A., has signed an agreement with BAM Financial Corporation (“BFC”) for the acquisition of an additional 20% of the common stock, which will represent a controlling stake of 60% in Grupo Agromercantil Holding S.A. (“GAH”), a Panamanian company that owns the Conglomerado Financiero Agromercantil of Guatemala, which includes Banco Agromercantil of Guatemala (“BAM”).

The purchase price will be determined at closing pursuant to the methodology established in the initial agreements, and will be based on the audited consolidated financial statements of GAH as of December 31, 2015.

The acquisition is subject to certain conditions, including receipt of the required regulatory approvals. The transaction is aligned with Grupo Bancolombia’s strategic interest in the Guatemalan financial services business and develops the shareholders agreement disclosed to the market in 2012.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 11, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance